UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________
FORM 6-K

____________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated August 12, 2022

Commission File Number: 001-40286

Arrival
(Exact Name of Registrant as Specified in Its Charter)

Grand Duchy of Luxembourg
(Jurisdiction of Incorporation or Organization)
60a, rue des Bruyeres, L-1274 Howald,
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Arrival (the “Company”) is issuing an interim report for the six-month period ended June 30, 2022, which is attached hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in each of the Registration Statement on Form F-3 (File no. 333-254885), the Registration Statement on Form F-3 (File no. 333-266472), the Registration Statement on Form S-8 (File no. 333-257101) and the Registration Statement on Form S-8 (File no. 333-259673) of Arrival and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit No.	Description
99.1	Financial results for six months ended June 30, 2022
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	INLINE XBRL Taxonomy Extension Schema Document.
101.DEF	INLINE XBRL Taxonomy Extension Calculation Linkbase Document.
101.CAL	INLINE XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	INLINE XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	INLINE XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

August 12, 2022	ARRIVAL

	By:	/s/ John Wozniak
	Name:	John Wozniak
	Title:	Chief Financial Officer

HIGHLIGHTS

Arrival Reports Second Quarter 2022 Financial Results
Reaffirms start of production in Bicester in Q3
At The Market (ATM) platform established to access additional capital

Luxembourg, August 12, 2022 - Arrival (NASDAQ: ARVL), inventor of a unique new method of design and production of equitable electric vehicles (EVs) by local Microfactories, today reported financial results for the second quarter ended June 30, 2022.

“We have had big achievements in Q2 including the European certification of our Van and Bus products and successful internal trials of both Van and Bus on public roads. In addition, we’ve made recent strategic decisions that will allow us to start production this quarter in Bicester (UK), deliver our first vehicles to UPS this year, and start production in Charlotte (US) in 2023. We are excited to be drawing closer to producing vehicles in our first ever Microfactory in a few weeks - a moment that we believe will fundamentally change the automotive industry. The start of our first Microfactory is a big step towards achieving our vision, it is the move from 0 to 1,” said Denis Sverdlov, Arrival founder and CEO.

Recent Business Highlights

Arrival ended Q2 with approximately $513 million of cash and cash equivalents, began restructuring the business to reduce costs, and today is establishing a $300 million At The Market (“ATM”) platform. These actions will allow the Company to start production this quarter in Bicester, deliver its first vehicles to UPS this year and start production in Charlotte in 2023. The Company expects lower production volumes in 2022 compared to previous estimates. These changes allow the Company to operate the business through at least 2023 without needing to raise additional capital, other than through the ATM, and prepare the Company for growth. The Company will continue to opportunistically consider additional sources of capital.

Demand for products grew with non-binding MOUs and Orders increasing to c.149k vehicles, which, if all completed, is over $6 billion in potential revenue.

Van
•Arrival Van achieved European Whole Vehicle Type Approval in May
•Vans are currently being tested on public roads; customer trials scheduled to commence in Central London this quarter with vehicles integrated into customer operations delivering packages through Q4
•Trials in Europe and North America to commence in 2023
•Van production in Bicester expected to start this quarter with deliveries to customers expected this year
•Charlotte Microfactory timeline moved to 2023, capitalizing on learnings and efficiencies from the Bicester
Microfactory

Bus
•Achieved European certification in Q2
•The Arrival Bus has started operating on public roads, taking employees from site to site
•Customer trials and investment in the Bus microfactory will continue once the Company secures additional capital

Non-IFRS Financial Measures

The below unaudited information includes Adjusted EBITDA which Arrival utilizes to assess the financial performance of its business that is not a measure recognized under IFRS. This non-IFRS measure should not be considered an alternative to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. “Adjusted EBITDA” represents earnings before interest, tax, depreciation and amortization, adjusted for impairment of intangible assets and financial assets, share option expenses, listing expenses, fair value adjustments on

Warrants, reversal of difference between fair value and nominal value of loans that got settled during the period, fair value movement of embedded derivative, realized and unrealized foreign exchange gains/losses and transaction bonuses. For a reconciliation of Adjusted EBITDA to Operating loss, see the reconciliation table included later in this press release.

About Arrival

Arrival was founded in 2015 with a mission to make air clean by replacing all vehicles with affordable electric solutions - produced by local Microfactories. Arrival is driving the transition to EVs globally by creating products that are zero-emission, more desirable, more sustainable and more equitable than ever before. Their in-house technologies enable their unique new method of design and production using rapidly-scalable, local Microfactories around the world. This method facilitates cities and governments in achieving their sustainability goals whilst also supercharging their communities. This vertically integrated business model is how Arrival can have the radical impact our world needs today. Arrival (NASDAQ: ARVL) is a joint stock company governed by Luxembourg law.

Forward-looking statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the products offered by Arrival and the markets in which it operates and Arrival’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “positioned,” “strategy,” “outlook,” “future,” “opportunity,” “plan,” “potential,” “predict,” “may,” “should,” “could,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions and include, among other things, their 2022 outlook. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future results and events to differ materially from the results expressed in the forward-looking statements in this document. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements include, but are not limited to: (i) the impact of COVID-19 on Arrival’s business; (ii) economic disruptions from war and other geopolitical tensions (such as the ongoing military conflict between Russia and Ukraine); (iii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Arrival operates, (iv) the risk that Arrival and its current and future collaborators are unable to successfully develop and commercialize Arrival’s products or services, or experience significant delays in doing so; (v) the risk that Arrival may never achieve or sustain profitability; (vi) the risk that Arrival experiences difficulties in managing its growth and expanding operations, (vii) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations; (viii) the risk that the utilization of Microfactories will not provide the expected benefits due to, among other things, the inability to locate appropriate buildings to use as Microfactories, Microfactories needing a larger than anticipated factory footprint, and the inability of Arrival to deploy Microfactories in the anticipated time frame; (ix) the risk that the orders that have been placed for vehicles, including the order from UPS, are cancelled or modified; (x) the risk of product liability or regulatory lawsuits or proceedings relating to Arrival’s products and services; and (xi) the risk that Arrival will not be able to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (xii) the risk that Arrival is unable to secure or protect its intellectual property.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Arrival’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2022, and other documents filed by Arrival with the SEC from time to time. In addition, forecasts about future costs and other financial metrics and our expectations as to our ability to execute on our current business plan in the near term and the longer term are based on a number of assumptions we make, including the following assumptions that Arrival’s management believed to be material:

•Operational assumptions, including, the development and commercialization of Arrival’s vehicles, the roll out of Arrival’s Microfactory manufacturing locations, the production capacity of Arrival’s Microfactories, the selection of Arrival’s products by customers in the commercial Van and Bus industry, growth in the various markets Arrival is targeting, average selling prices and resulting sales of vehicles.
•The mix of products produced and sold in combination with corresponding costs, including material and component costs, assembly costs, manufacturing costs, and costs related to product warranties. Many of these costs are forecasted to vary significantly as Arrival commences production in its Microfactories.

•Our ability to raise capital necessary to execute on our current business plan and production timeline, including the roll-out of our Microfactories, as well as to maintain our ongoing operations, continue research, development and design efforts and improve infrastructure
•Capital expenditure is based on a number of assumptions regarding the expenditure required to build Arrival’s Microfactories, including the cost of initial set up of factory facilities and the cost of manufacturing and assembly equipment.
•In making the foregoing assumptions, Arrival’s management relied on a number of factors, including: its experience in the automotive industry, its experience in the period since the inception of the company and current pricing estimates for prototype vehicles and vehicle components as well as the projected costs for first factory locations that are already in development; its best estimates of the timing for the development and commercialization of its vehicles and overall vehicle development process; its best estimates of current and future customers purchasing Arrival’s vehicles; and third-party forecasts for industry growth. Forecasts of future financial metrics are inherently uncertain, and actual results may differ significantly from forecasts based on our assumptions underlying those forecasts at this time.

Readers are cautioned not to put undue reliance on forward-looking statements as they are subject to numerous uncertainties and factors relating to Arrival’s operations and business environment, all of which are difficult to predict and many of which are beyond Arrival’s control. Except as required by applicable law, Arrival assumes no obligation to and does not intend to update or revise these forward-looking statements after the date of this press release, whether as a result of new information, future events, or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this press release or elsewhere might not occur. Arrival does not give any assurance that Arrival will achieve its expectations.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis provides information which Arrival’s management believes is relevant to an assessment and understanding of Arrival’s results of operations and financial condition. Some of the information contained in this discussion and analysis or set forth elsewhere in this interim report, including information with respect to Arrival’s plans and strategy for its business and related financing, includes forward-looking statements that involve risks and uncertainties. Arrival’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. This discussion should be read in conjunction with Arrival’s audited historical consolidated financial statements and other financial information.

Overview

Arrival was founded with a mission to transform the design, assembly and distribution of commercial EVs and accelerate the mass adoption of EVs globally. Founded in 2015, Arrival develops technologies and products that create a new approach to the design and assembly of EVs. Arrival believes its in-house developed components, materials, software and robotic technologies, when combined with its low cost and scalable microfactories, will enable it to produce EVs that are tailored to the needs of local markets with an attractive TCO to its customers.

The initial focus for Arrival is the production of commercial EV vans and buses. Arrival believes this segment of the automotive market is currently underserved by other EV manufacturers and is a global market with significant scale opportunities. Arrival also believes the commercial vehicle segment will move quickly to EVs, and that this migration will be supported worldwide by local, state, and national government policies that either encourage EV usage via subsidies or enact usage taxes on fleet operators who continue to operate internal combustion engine vehicles. Arrival also believes that commercial fleet operators will be attracted to Arrival’s vehicles in particular, because of their attractive TCO. Commercial fleet operators have well understood range requirements, and the vehicles typically return to a central depot every evening where they can be charged overnight. For these reasons, Arrival expects the commercial vehicle fleets to migrate to EVs even more quickly than automotive retail segments.

The Arrival Van is designed for commercial use by large fleet owners particularly in the transportation, e-commerce and logistics industries with an estimated total addressable market of approximately $280 billion. The expected start of production for the Arrival Van is the third quarter of 2022. In 2020, Arrival finalized an investment and signed a vehicle sales agreement with UPS, which included an initial non binding order of 10,000 electric vans EVs with an option to purchase an additional 10,000 electric vans, subject to modifications or cancellation at any time. This agreement has a total aggregate order value of up to $1.2 billion (€1.0 billion) in revenue (including the option) and may be canceled or modified by UPS at any time. In July 2021, Arrival and LeasePlan, one of the world’s leading “car-as-a-service” companies, entered into an agreement pursuant to which LeasePlan will be the preferred operational leasing partner for Arrival Vans. Additionally, Arrival and LeasePlan entered into a vehicle sales agreement in September 2021, pursuant to which Arrival agreed to provide LeasePlan with priority to purchase an initial amount of 3,000 vans and LeasePlan agreed on a best efforts basis to purchase such vans. In July 2021, Arrival partnered with ATN to produce Arrival Buses in connection with a $2.0 million grant ATN received from the FTA.

On November 4, 2019, Arrival and HKMC entered into an agreement to jointly develop vehicles using Arrival’s technologies. This partnership will leverage the use of Arrival’s microfactories and software innovation. Arrival benefits from HKMC’s global footprint and economies of scale with the aim to reduce the cost of components. The joint development agreement will expire on November 3, 2024. This development agreement prevents Arrival from developing EVs with other traditional OEMs until November 3, 2022.

Updated Microfactory and Other Cost Estimates

Arrival’s Bicester, U.K. microfactory is expected to start production of Arrival Vans in the third quarter of 2022 and deliver the first Vans to customers in the fourth quarter of 2022. Charlotte, North Carolina, USA is expected to start production of Arrival Vans in 2023 using the learnings of Bicester to scale up production more efficiently. The installation and production in Arrival’s Bus Microfactory in Rock Hill was put on hold in the first half of 2022 as initial Bus demand came from the UK. In the third quarter of 2022, Arrival announced they will be deferring further investment in the Bus program so the company can focus on the start of production of the Arrival Van, which makes up the largest share of LOI and pre-order volume.

As of August 12, 2022, total capital expenditure at Arrival’s microfactories consists of capital expenditure for both production and non-production, including site readiness and logistics:

Bicester, is Arrival’s lab microfactory where it has prioritized being on time for the start of production of the Arrival Van. As a result, Arrival expects total capital expenditure at Bicester, to be approximately $100 million, through 2022.
From the learnings gained at Bicester, Arrival expects total capital expenditure at Charlotte to be significantly lower than at Bicester, with continued reductions in capital expenditure per microfactory as it scales beyond the initial microfactories.

Other Company Costs

Arrival is experiencing industry-wide increases in the expected cost of raw materials including aluminum and petrochemicals.
Arrival also expects higher working capital in Bicester to ensure it has the necessary components and parts to start production of its vehicles. The company has ordered 200 sets of parts to support initial production in Bicester.

Vehicle Volumes and Revenue Expectations for 2022

On July 12th, Arrival announced a restructuring of its business, including an approximately 30% percent reduction in its work force to focus resources on the start of production in Bicester. It was also decided that production in the Charlotte microfactory would be moved and is now expected to occur in 2023. Utilizing the $512.6 million of cash and cash equivilants at the end of Q2 2022, together with the recently established At The Market Program (ATM), the company believes it can start production in Bicester and deliver vehicles to customers beginning in Q4 of 2022, hard tool the Arrival Van, continue start production in Charlotte in 2023 and run the business through at least 2023 without the need to raise additional capital.

In the second quarter of 2022, Arrival achieved an important milestone with both the Arrival Bus and Van achieving European Whole Vehicle Type Approval. The company will begin Arrival Van production in Bicester in the third quarter of 2022 with first deliveries to customers in the fourth quarter of 2022. Focusing on one Microfactory and one product running on one shift will be a critical enabler to Arrival’s initial ramp up, cost and quality of production. As many parts are soft-tooled, Arrival will begin production with lower volumes than initially anticipated.

The Charlotte, USA Microfactory start of production is now anticipated in 2023, taking valuable production learnings from Bicester that can be carried over to Charlotte. Once Charlotte begins production next year, it will produce both the Large and XL Arrival Vans for the North American market, two variants which are in high demand by UPS and other parcel delivery companies.

The priorities for 2022 are starting production of the Van in Bicester with Arrival’s unique method and ensuring the highest possible quality for its first vehicles. With this in mind, Arrival is deferring further investment in the Bus program at this time.

Key Factors Affecting Operating Results

Arrival is a pre-revenue company and believes that its performance and future success depends on several factors that present significant opportunities for it but also pose risks and challenges, including those discussed below and in the our Annual 20-F filing in “Item 3D Risk Factors.”

Product Development

Arrival has announced five vehicle programs: the Arrival Bus, Bus for emerging markets, Arrival Large Van, XL Van and Arrival Car. The Arrival Bus and Large Van achieved European certification in the second quarter of 2022. However, Arrival has decided to defer further investment in the Bus program and the Car program while it focuses on the start of production of the Van in Bicester followed by Charlotte, to meet the order volume requested of its first customers.

Arrival has made significant progress in the design of its EVs and components parts, as well as in the development of its manufacturing and assembly processes and vehicle and manufacturing technology platform:
Prototype Arrival Vans have been built and are being tested on public roads. In Q2 2022 Arrival completed the first assembly of an Arrival Van skateboard, hoop and cabin structure robotically in a microfactory technology cell using its proprietary AMRs marking a significant step towards start of production.

The first two Bus milestones of Trial Bus production and Bus Proving Ground trials are achieved. The Arrival Bus and Van have both achieved European Whole Vehicle Type Approval. Arrival has installed and is running production equipment to manufacture the battery modules used on both the Arrival Bus and Arrival Van. Arrival has installed and is running production equipment to manufacture composite panels at its Bicester microfactory.

Arrival is striving to successfully complete certain major development activities in order to meet its expected production dates.

Arrival’s employee base includes engineers, scientists, technicians and staff who are committed to achieving the company’s milestones to meet its current production and commercialization timelines. For example, since completing Van certification, the Bicester Microfactory has begun commissioning the final prototype builds in a robofacturing tech cell to prepare for the start of production and delivery of its first saleable vans before the end of the year. These milestones are critical to Arrival’s development timelines, though may be subject to unanticipated delays outside of the Company’s control such as the ability to obtain sufficient capital to support an increased rate of production.

Capital Requirements

Until Arrival can generate sufficient revenue from product sales, it is dependent on its ability to raise sufficient capital from third-party sources. Arrival finances its operations with the proceeds from the Business Combination, private placements of its securities, public offerings of equity and/or equity-linked securities, debt financings, collaborations, and licensing arrangements.

Commercialization

Arrival plans to initially market its EVs directly to large van fleet owners through its sales teams in the U.S., U.K. and Europe. Over time these sales teams will be expanded to cover more regions. Arrival is also developing an online sales tool for small to medium enterprises. Arrival’s customer outreach will be supported through marketing campaigns on Arrival’s website, social media platforms, interviews, podcasts, press releases and potentially physical experience centers to build awareness. Arrival will also work with key partners for additional coverage. Arrival’s marketing strategy is focused primarily on using online methods and positive experiences that generate word of mouth.

Arrival currently has a non binding order from UPS for its Arrival Van for 10,000 vehicles with an option to purchase an additional 10,000 Arrival Vans, subject to amendment and cancellation by UPS. The total aggregate value of this order is approximately $1.2 billion (€1.0 billion) in revenue (including the option). Arrival has also received non-binding orders, letters of interest and /or memorandums of understanding from several other customers expressing interest in the Arrival Van and Arrival Bus, with total orders, letters of interest or memorandums of understanding of approximately 149,000 vehicles as of August 12, 2022, including the 10,000 vehicle order and 10,000 vehicle option from UPS. Although all orders, letters of interest and/or memorandums of understanding are non-binding and subject to cancellation or modification at any time, Arrival believes they demonstrate demand that will potentially lead to binding orders once the Company begins production of the Arrival Van and potential customers are able to see first-hand the performance and value of these vehicles. In July 2021, Arrival and LeasePlan, one of the world’s leading “car-as-a-service” companies, entered into an agreement pursuant to which LeasePlan will be the preferred operational leasing partner for Arrival Vans. Additionally, Arrival and LeasePlan entered into a vehicle sales agreement in September 2021, pursuant to which Arrival agreed to provide LeasePlan with priority to purchase an initial amount of 3,000 Arrival Vans and LeasePlan agreed on a best efforts basis to purchase such vans. In July 2021, Arrival partnered with ATN to produce Arrival Buses in connection with a $2.0 million grant ATN received from the FTA.

Important Information About Non-IFRS Financial Measures

In this interim report, Arrival presents certain financial measures, ratios and adjustments that are not required by, or presented in accordance with, IFRS or any other generally accepted accounting principles, including EBITDA and Adjusted EBITDA.

EBITDA means the net loss before interest income or expense, tax income or expense, depreciation and amortization.

Adjusted EBITDA means EBITDA adjusted for impairments and write-offs, share option expenses, listing expense, fair value adjustments on Warrants, reversal of difference between fair value and nominal value of loans that got repaid/settled, fair value movement of embedded derivative, fair value movement on employee loans, foreign exchange gains/losses and transaction bonuses.

Arrival’s executive officers believe that Adjusted EBITDA is important as it provides an additional tool to investors to use in evaluating ongoing operating results, key insights and metrics as well as it enables investors to compare Arrival's financial measures with those of comparable companies, which may present similar non-GAAP financial measures.

EBITDA and Adjusted EBITDA should not be considered as alternatives to the consolidated financial results or other indicators of Arrival’s performance based on IFRS measures. They should not be considered as alternatives to operating profit/(loss) or profit/(loss) for the year as an indicator of Arrival’s performance or profitability. EBITDA and Adjusted EBITDA, as defined by Arrival, may not be comparable to similarly titled measures as presented by other companies due to differences in the way they are calculated. Even though EBITDA and Adjusted EBITDA are used by management to assess ongoing operating performance and are commonly used by investors, EBITDA and Adjusted EBITDA have important limitations as analytical tools, and they should not be considered in isolation or as substitutes for analysis of Arrival’s results as reported under IFRS.

Critical Accounting Estimates

Arrival’s financial statements have been prepared in accordance with IFRS. The preparation of these financial statements requires Arrival to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Arrival’s estimates are based on its historical experience and on various other factors that Arrival believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Arrival’s significant accounting policies are described in the notes to its financial statements.

Reconciliation of Net Loss to EBITDA and Adjusted EBITDA (unaudited)

in thousands of USD	Six months ended June 30,
	2022	2021
(Loss) for the period	(99,950)	(1,207,256)
Interest expense/ (income), net	8,609	(2,854)
Tax expense	4,152	7,570
Depreciation and amortization	18,481	10,997
EBITDA	(68,708)	(1,191,543)
Impairment losses and write-offs[7]	47,191	2,406
Share option expense	9,870	1,563
Listing expense[1]	—	1,188,335
Change in fair value of warrants[2]	(3,277)	(97,021)
Reversal of difference between fair value and nominal value of loans that got repaid[3]	(295)	(1,742)
Fair value movement of embedded derivative[5]	(104,931)	—
Fair value movement on employee loans including fair value charge for the extended employee loans provided as April 8, 2022.[4]	3,537
Foreign exchange (gain)/loss, net	(26,491)	9,630
Transaction bonuses[6]	—	16,062
Adjusted EBITDA	(143,104)	(72,310)
All prior year comparatives have been translated to US Dollars due to a change in presentational currency. See note 2.

1.During the prior period ended June 30, 2021, as a result of the conclusion of the merger with CIIG, Arrival issued shares and warrants to CIIG shareholders, comprised of the fair value of the Company’s shares that were issued to CIIG shareholders, and in exchange, the Company received the identifiable net assets held by CIIG. The excess of the fair value of the equity instruments issued over the fair value of the identified net assets received, represents a non-cash expense in accordance with IFRS 2. This one-time expense as a result of the transaction, in the amount of USD $1,888.3 million, is recognized as a share listing expense presented as part of the operating results within the consolidated statement of profit or loss. Listing expense also includes USD $19.8 million of other related transaction expenses.
2.Warrants are fair valued as of the balance sheet date. The change in value is recorded in the consolidated statement of profit or loss.
3.Employee loans initially recognized at their fair value are amortized over the period which they are expected to be repaid. Employee loans, which get repaid/settled at an earlier date than what was initially anticipated results in gain in the consolidated statement of profit or loss.
4.The Group has re-financed some loans given to employees in April 2022. As per IFRS 9 the the difference between the fair value of the new loans and the carrying amount has been recognized in the consolidated statement of profit or loss
5.An embedded derivative is a component of a hybrid contract that also includes a non-derivative host. The Company has recognized the embedded derivative as part of the convertible notes issued in November 2021 which is fair valued as at balance sheet date for the six months to June 30,2022. There was no such movement in the prior period of six months to June 30,2021.
6.Following the successful merger with CIIG certain executive officers of the Group received a one time bonus. This is included in administrative expenses in the consolidated statement of profit or loss in the prior period of six months to June 30,2021.
7.Impairment losses and write-offs include impairment for lease locations no longer utilized by the Group, impairment on assets as a result of stopping operations in Russia, internally developed intangible assets impaired as a result of business reorganization and write-offs of aged batteries cells.

The Q2 2021 USD amounts have been translated based on the average rate of USD/EUR of 1.20248333 from January 1, 2021 to June 2021. The Q2 2022 figures are actual EUR amounts. Prior year figures include immaterial adjustments and reclassifications.

Operating Results

Key Components of Statements of Operations

Basis of Presentation

Currently, Arrival conducts business through one operating segment. As of the date of this interim report, Arrival is a pre-revenue company with no commercial operations, and its activities to date have been conducted in Europe and North America. Arrival’s historical results are reported in IFRS as issued by the IASB. For more information on Basis of Presentation, please see note 2.

Revenue

Arrival has not begun commercial operations and currently does not generate revenue. Once Arrival reaches commercialization and commences production and sales of its Electric Vehicles (EVs), it expects that the significant majority of its revenue will be derived from the direct sales of its commercial electric vans and buses and thereafter other related products and services. Production of saleable vans is expected to begin in the second half of 2022.

Cost of Revenue

As of the date of this interim report, Arrival has not recorded cost of revenue, as it has not generated revenue. Once Arrival reaches commercialization and commences production of its EVs, it expects cost of revenue to include vehicle components and parts, including batteries, raw materials, direct labor costs, warranty costs and costs related to the operation of manufacturing facilities.

Administrative Expenses

Administrative expenses consist of the costs associated with employment of Arrival’s staff, the costs associated with Arrival’s properties, and the depreciation of Arrival’s fixed assets, including depreciation of “right of use” assets in relation to Arrival’s leased property.

Research and Development Expenses

Research and development expenses consist of the costs associated with the employment of Arrival’s engineering staff, third-party engineering consultants and program consumables. Costs associated with development projects such as vehicle programs, component programs and software products are capitalized as intangible assets under construction.

Impairment Expense

Impairment expense relates to the right-of-use assets for leases, tangible and intangibles assets that are no longer expected to generate future cash flows. The impairment of assets occurs when the carrying value exceeds the determined fair value of the underlying asset.

Listing expense

Listing expense consist of the difference between the fair value of the shares deemed to have been issued by Arrival and the fair value of the identifiable net assets of CIIG and warrants transferred and the actual costs incurred for the listing of Arrival.

Finance Income/(Expense)

Finance income/(expense) consists of the fair value movement of warrants and convertible notes which the Company has issued to finance its operations, interest receivable from the loans granted to employees of the Group, interest on lease liability, impairment charges recognized for financial assets as well as realized and unrealized foreign exchange gains that have been created due to the fluctuation of the exchange rates between transactions of group entities with a functional currency other than USD.

Presentation currency

Effective January 1, 2022, Arrival changed the presentation currency of its IFRS consolidated financial statements of the Group from Euro to USD. Prior period results have been translated to reflect this change and can be found in Arrival's separate 6-K filing on August 12, 2022 covering the change in presentational currency to previously issued financials. For more information please see note 2.

Results of Operations for the Six Months Ended June 30, 2022 and June 30, 2021

The following table sets forth Arrival’s historical operating results for the year to date June 30, 2022 and 2021 followed by an analysis of Arrival’s results of operations during these periods:

In thousands of USD	For the Six Months Ended June 30,
	2022	2021	Changes	% Changes
Administrative Expenses	(136,436)	(79,687)	(56,749)	71.2%
Research and Development Expenses	(60,260)	(23,112)	(37,148)	160.7%
Impairment Expense	(24,131)	(2,306)	(21,825)	946.4%
Listing expense	—	(1,188,335)	1,188,335	*
Other Income	2,403	1,964	439	22.4%
Other Expenses	(104)	—	(104)	*
Operating Loss	(218,528)	(1,291,476)	1,072,948	(83.1)%
Finance Income	137,389	106,188	31,201	29.4%
Finance Expense	(14,659)	(14,398)	(261)	1.8%
Net Finance Income	122,730	91,790	30,940	33.7%
Loss Before Tax	(95,798)	(1,199,686)	1,103,888	(92.0)%
Tax expense	(4,152)	(7,570)	3,418	(45.2)%
Loss for the Period	(99,950)	(1,207,256)	1,107,306	(91.7)%
* The percentage increase from 2021 is not included as variance is not comparable to the prior year
All prior year comparatives have been translated to US Dollars due to a change in presentational currency. See note 2.

Administrative Expenses

Administrative expenses increased $56.7 million, or 71.2%, from $79.7 million for the period ended June 30, 2021 to $136.4 million for the period ended June 30, 2022. The increase was driven by provisions for obsolete inventory (USD 14.9 million) and related purchase commitment penalties (USD 7.3 million) , share based payment expenses related to new programs (USD 9.1 million) , asset write offs and other expenses related to our move from our Russia location and increased wage (USD 3.3 million), travel (USD 1.8 million) and consultative spend (USD 18.9 million) as the company readies for start of production.

Research and Development Expenses

Research expenses increased by $37.1 million, or 160.7%, from $23.1 million for the period ended June 30, 2021 to $60.3 million for the period ended June 30, 2022. The increase was primarily due to increased wages and salaries as Arrival expanded its work on our programs and readies for start of production.

Impairment Expense

Impairment expense increased by $21.8 million, from $2.3 million for the period ended June 30, 2021 to $24.1 million for the period ended June 30, 2022. Impairment charges relate to the impairment of the specific project components of internally developed intangible assets and right-of-use assets for leases that are no longer expected to generate future cash flows. For more information on impairment expense, please see note 5.

Listing Expenses

In March 2021, the Business Combination Agreement (or Merger Agreement) between CIIG and Arrival came into effect and both companies were merged with Arrival becoming the listed entity. In accordance with IFRS, the difference between the fair value of the shares deemed to have been issued by Arrival and the fair value of the identifiable net assets of CIIG and warrants transferred have been recorded as a listing expense.

Net Finance Income /(Expense),

Net Finance Income/(Expense) increased by $30.9 million from net finance income of $91.8 million for the period ended June 30, 2021 to net finance income of $122.7 million for the period ended June 30, 2022. The change in net finance income is mainly attributable to the fair value increase of the embedded derivatives which had an impact of $104.9 million and gain in foreign exchange differences of $26.5 million which is partially offset by a decrease in fair value of warrants of $93.7 million and a decrease in interest receivable on employee loans of $5.7 million.

Cash Flows

The following table sets forth a summary of Arrival’s operating, investing and financing cash flows for the six months ended June 30, 2022 and 2021 followed by an analysis of the cash flows during these periods.

in thousands of USD	For the Six Months Ended June 30,
	2022	2021

Net cash used in operating activities	(173,354)	(121,397)
Net cash used in investing activities	(194,282)	(128,905)
Net cash from financing activities	(16,389)	693,438
Net increase/(decrease) in cash and cash equivalents	(384,025)	443,136

Cash Flows from Operating Activities

Arrival’s cash flows used in operating activities to date have been primarily comprised of costs related to the development of its products, manufacturing processes, payroll and changes in accounts payable and other current assets and liabilities.

Net cash used in operating activities was $173.4 million for the six months ended June 30, 2022 compared to $121.4 million for the six months ended June 30, 2021. The increase of $52 million was primarily due to increased outflows on staff and other project costs as Arrival expanded its research and development activities and readies for start of production, as well as outflows on supporting infrastructure such as property costs and prepayments made for the acquisition of inventory.

Cash Flows from Investing Activities

Arrival’s cash flows used in investing activities to date are primarily comprised of capitalized development expenditures related to vehicle development, vehicle components, software and microfactories. In addition, Arrival purchases tangible fixed assets (plant and equipment) in support of both research and development programs.

Net cash used in investing activities was $194.3 million for the six months ended June 30, 2022, compared to $128.9 million for the six months ended June 30, 2021. In both periods this primarily consisted of cash outflows for development program expenditures (staff and project costs) capitalized as intangible assets under construction and the acquisition of plant and equipment for the microfactories under construction.

Cash Flows from Financing Activities

Net cash from financing activities was $(16.4) million for the six months ended June 30, 2022, compared to 693.4 million for the six months ended June 30, 2021 which was primarily due to prior year merger and issuance activities.

EXHIBIT 99.1
FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Arrival

Condensed Interim Consolidated Financial Statements
For the period ended June 30, 2022 and years ended December 31 2021 and 2020 (unaudited)

C O N T E N T S

Arrival
Condensed consolidated statement of profit or (loss)

For the six months period ended June 30, 2022 and 2021 (unaudited)

		Six months ended June 30,
In thousands of USD		2022	2021
	Note
Continuing Operations
Administrative expenses		(136,436)	(79,687)
Research and development expenses		(60,260)	(23,112)
Impairment expense	6, 7	(24,131)	(2,306)
Listing expense	15	—	(1,188,335)
Other income		2,403	1,964
Other expenses		(104)	—
Operating loss		(218,528)	(1,291,476)
Finance income	16	137,389	106,188
Finance cost	16	(14,659)	(14,398)
Net finance income		122,730	91,790
Loss before tax		(95,798)	(1,199,686)
Tax expense	12	(4,152)	(7,570)
Loss for the period		(99,950)	(1,207,256)
Attributable to:
Owners of the Company		(99,950)	(1,207,256)
Earnings per share	14
Basic and diluted earnings per share		(0.16)	(2.20)

Condensed consolidated statement of other comprehensive (loss)/income

In thousands of USD	Six months ended June 30,
	2022	2021
Loss for the period	(99,950)	(1,207,256)
Items that may be reclassified subsequently to the consolidated statement profit or (loss)
Exchange differences on translating foreign operations	(91,322)	10,874
Total other comprehensive (loss)/income	(91,322)	10,874
Total comprehensive loss for the period	(191,272)	(1,196,382)
Attributable to:
Owners of the Company	(191,272)	(1,196,382)
The accompanying notes are an integral part of these consolidated financial statements. All prior year comparatives have been translated to US Dollars due to a change in presentational currency. See note 2.

Arrival
Condensed consolidated statement of financial position

As at June 30, 2022, December 31, 2021 and December 31,2020 (unaudited)

In thousands of USD		June 30, 2022	December 31, 2021	December 31, 2020
ASSETS
Non-Current Assets	Note
Property, plant and equipment	4	312,856	271,607	138,317
Intangible assets and goodwill	5	473,957	414,674	210,723
Deferred tax asset	12	1,463	2,171	1,392
Prepayments		24,151	23,384	—
Trade and other receivables	6A	33,647	40,916	13,235
Total Non-Current Assets		846,074	752,752	363,667
Current Assets
Inventory	7	30,692	22,977	14,504
Loans to executives		—	—	5,207
Trade and other receivables	6B	61,468	45,312	63,104
Prepayments		52,090	48,118	23,262
Cash and cash equivalents		512,615	900,606	82,314
Total Current Assets		656,865	1,017,013	188,391
TOTAL ASSETS		1,502,939	1,769,765	552,058
EQUITY AND LIABILITIES
Capital and reserves
Share capital	8	70,317	74,046	274,126
Share premium		5,844,397	5,844,397	331,718
Other reserves		(3,173,899)	(3,095,804)	79,888
Accumulated deficit		(1,697,011)	(1,597,061)	(292,680)
Total Equity		1,043,804	1,225,578	393,052
Non-Current Liabilities
Deferred tax liability	12	7,077	7,465	3,375
Warrants	10	334	3,611	—
Loans and borrowings	9	364,547	451,525	107,870
Total Non-Current Liabilities		371,958	462,601	111,245
Current Liabilities
Current tax liabilities	12	2,619	358	615
Loans and borrowings	9	17,221	14,258	5,221
Trade and other payables	13	67,337	66,970	41,925
Total Current Liabilities		87,177	81,586	47,761
TOTAL EQUITY AND LIABILITIES		1,502,939	1,769,765	552,058
The accompanying notes are an integral part of these consolidated financial statements. All prior year comparatives have been translated to US Dollars due to a change in presentational currency. See note 2.

Arrival
Condensed consolidated statement of changes in equity
For the period ended June 30, 2022 and 2021 (unaudited)

In thousands of USD	Share capital	Share premium	Accumulated deficit	Other reserves*	Total equity
Balance at at January 1, 2022	74,046	5,844,397	(1,597,061)	(3,095,804)	1,225,578
(Loss) for the period	—	—	(99,950)	—	(99,950)
Impact from the change of the currency of the shares from EUR to USD	(3,729)	—	—	3,729	—
Other comprehensive income	—	—	—	(95,051)	(95,051)
	70,317	5,844,397	(1,697,011)	(3,187,126)	1,030,577
Transactions with shareholders
Equity-settled share-based payments	—	—	—	13,761	13,761
RSP repurchases	—	—	—	(554)	(554)
SOP exercised	—	—	—	20	20
Balance at June 30, 2022	70,317	5,844,397	(1,697,011)	(3,173,899)	1,043,804

Balance at January 1, 2021	274,126	331,718	(292,680)	79,888	393,052
Loss for the period	—	—	(1,207,256)	—	(1,207,256)
Other comprehensive income	—	—	—	10,874	10,874
	274,126	331,718	(1,499,936)	90,762	(803,330)
Transactions with shareholders
Issuance of share capital as consideration for the merger with CIIG	8,543	711,625	—	870,922	1,591,090
Adjustment of shareholding transferred from Arrival Luxembourg S.à r.l. to Arrival	(211,064)	4,602,685	—	(4,391,621)	—
Initial share capital of Arrival	35	—	—	—	35
Reduction of capital of Arrival	(35)	—	—	35	—
Conversion of warrants	954	67,843	—	67,521	136,318
Acquisition of own shares	—	—	—	(178)	(178)
Equity settled share base payments	—	—	—	4,449	4,449
Balance at June 30, 2021	72,559	5,713,871	(1,499,936)	(3,358,110)	928,384
*Other reserves comprise of foreign currency translation, share base payments reserves relating to Arrival Share Option Plan 2020 (“SOP”), Restricted Share Plan (“RSP”) and Restricted Stock Unit (“RSU”) and equity reserves which are not distributable.
The accompanying notes are an integral part of these consolidated financial statements. All prior year comparatives have been translated to US Dollars due to a change in presentational currency. See note 2.

Arrival
Condensed consolidated statement of cash flows
For the six months period ended June 30, 2022, and 2021 (unaudited)

		For the six months ended June 30,
In thousands of USD	Note	2022	2021

Cash flows used in operating activities
Loss for the period		(99,950)	(1,207,256)
Adjustments for:
•Depreciation/Amortization	4, 5	18,481	10,997
•Impairment losses and write -offs	4, 5, 6, 7	47,191	2,406
•Net unrealized foreign exchange differences		(19,882)	5,150
•Net finance expense	16	8,609	(2,854)
•Change in fair value of warrants	10	(3,277)	(97,021)
•Listing expense	15	—	1,168,515
•Change in fair value of embedded derivative		(104,931)	—
•Fair value movement on employee loans including fair value charge for the new employee loans issued on April 8, 2022		3,537	—
•Reversal of difference between fair value and nominal value of loans repaid		(295)	(1,742)
•Employee share scheme	17	9,870	1,563
•Profit on disposal of fixed assets		(109)	(1,043)
• Profit from the modification of lease		(1,762)	—
• Deferred taxes		1,724	5,072
• Income Tax		2,428	107
Cash flows used in operations before working capital changes		(138,366)	(116,106)
(Increase) in trade and other receivables		(26,167)	(36,076)
Increase in trade and other payables		21,796	24,773
(Increase) of inventory		(28,379)	(1,966)
Cash flows used in operations		(171,116)	(129,375)
Income tax and other taxes		(2,878)	7,923
Interest received		640	55
Net cash used in operating activities		(173,354)	(121,397)
Cash flows from investing activities
Acquisition of intangible assets	5	(109,005)	(90,666)
Acquisition of property, plant and equipment	4	(44,045)	(23,208)
Grants received		—	175
Prepayments for tangible and intangible assets		(41,301)	(15,197)
Cash received on acquisition of entities, net of consideration paid		—	(9)
Proceeds from the sale of fixed assets		69	—
Net cash used in investing activities		(194,282)	(128,905)

Arrival
Condensed consolidated statement of cash flows (continued)
For the six months ended June 30, 2022, and 2021 (unaudited)

		For the six months ended June 30,
In thousands of USD	Note	2022	2021

Cash flows from financing activities
Cash paid for redemption of public warrants		—	69,116
Proceed from the issuance of new shares		—	631,297
Proceeds from exercise of employee share option plan		20	—
Repayment of borrowings		—	—
Repayment of interest		(5,888)	(53)
Repayment of lease liabilities		(10,521)	(6,922)
Net cash from financing activities		(16,389)	693,438
Net (decrease)/increase in cash and cash equivalents		(384,025)	443,136
Cash and cash equivalents at January 1		900,606	82,314
Effects of movements in exchange rates on cash held		(3,966)	3,442
Cash and cash equivalents at June 30		512,615	528,892
The accompanying notes are an integral part of these consolidated financial statements. All prior year comparatives have been translated to US Dollars due to a change in presentational currency. See note 2.

Arrival
Notes to the Condensed consolidated interim financial statements
For the period ended June 30, 2022 and years ended 31 December 2021 and 2020 (unaudited)

Note 1. INCORPORATION AND PRINCIPAL ACTIVITIES

General

Arrival (the “Company” or the “Group” if together with its subsidiaries, previously named Arrival Group S.A.) was incorporated in Luxembourg on October 27, 2020 as a Société Anonyme for an unlimited period. The Company has its registered address at 60A, rue des Bruyères, L-1274 Howald, Luxembourg and is registered at the Luxembourg Commercial Register under number R.C.S Luxembourg n° B248209.

These unaudited condensed consolidated interim financial statements as at and for the six months ended June 30, 2022, comprise the Company and its subsidiaries (together referred to as the "Group). The Group’s principal activity is the research & development (“R&D”) and design of electric commercial vehicles, electric vehicle components, robotic manufacturing processes for electric vehicles and associated software. The Group’s main operations are in the United Kingdom, United States and Europe.

Merger in the prior period

On November 18, 2020 the Company entered into a business combination agreement (Merger agreement) with CIIG Merger Corp. (“CIIG”) for the transfer of the shareholding in CIIG to Arrival.

In line with the terms of the arrangement, on conclusion of the transaction, on March 24, 2021, the Shareholders of CIIG exchanged their shareholding in CIIG for new shares issued in Arrival where one share in CIIG would be exchanged for one share in Arrival. As a result of this transaction, all the shareholding in CIIG is transferred to Arrival and CIIG is merged with Arrival, with Arrival being the resultant entity listed on NASDAQ. Arrival trades under ticker symbol “ARVL”.

The transaction was accounted for as a reverse merger in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Under the reverse merger method of accounting, Arrival is treated as the “acquirer” company.

Operations in Russia

Due to geopolitical considerations and the uncertain nature, magnitude and duration of Russia’s war in Ukraine and actions taken by Western and other states and multinational organizations in response thereto, Arrival has taken the decision to close our Russia location. In this process the company has expended time and resources in relocating employees and data from Russia to other jurisdictions. USD 5,505,697 in costs have been incurred related to this move, the majority of which (approximately USD 4,563,420) relate to provisions of property, plant and equipment, inventory and other assets that can not be moved from Russia due to country restrictions. The remaining costs relate to relocation of employees. There are no remaining material costs to be incurred relating to this move.

2. BASIS OF PREPARATION

These interim financial statements for the six months ended June 30, 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31 2021 (‘last annual financial statements’). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements. Numbers are presented in whole dollars (USD) unless otherwise stated, following the change in presentational currency from Euros to US Dollars with effect from January 1, 2022 as noted in more detail below. Dollar values in tables are in USD thousands.
These unaudited interim financial statements were authorized for issue by the Board of Directors (the “Board”) on August 12, 2022 and have been prepared on a going concern basis.

Arrival
Notes to the Condensed consolidated interim financial statements
For the period ended June 30, 2022 and years ended 31 December 2021 and 2020 (unaudited)

2. BASIS OF PREPARATION (continued)

Going Concern

The condensed interim consolidated financial statements (‘financial Statements’) have been prepared on a going concern basis. In determining the appropriate basis of preparation for the period ended June 30, 2022, the Board is required to consider whether the Group and Company will be able to operate within the level of available cash and liquidity for the foreseeable future, being a period of at least 12 months following the approval of the financial statements.

Arrival is a Company with an extremely limited operating history, it has incurred losses in the operation of its business related to research and development activities in respect of Electric Vehicles (EV) since its inception and has generated no revenues to date. As Arrival attempts to transition from research and development activities to commercial production and sales, it is difficult to forecast Arrival’s future cash flows. The estimated costs and timelines that Arrival has developed to reach full scale commercial production are subject to inherent risks and uncertainties.

In the reporting period, there have been significant challenges in the external and macroeconomic environment in which Arrival operates such as global supply chain issues, the ongoing pandemic, geopolitical tensions and rising costs. The Company has also seen an increase in its estimated build costs impacting its overall short term profitability targets.

In July 2022, in response to these conditions, the Company announced restructuring plans, including redundancies and other cost cutting measures, that required a realignment of the organization to focus on production of the Large Van product and Bicester microfactory. The Company has temporarily paused the Bus program, put its Car program on hold and delayed the build out of the Charlotte microfactory until further funding is secured which is currently anticipated to enable Charlotte to re-start during 2023.

Arrival continues to see a great deal of interest in its products, supported by continuing increases in Letters of Interest but as yet does not have committed orders for its vehicles prior to production commencing.

Accordingly, the Company has refreshed its near term and long term business plans, updating planning assumptions for the latest understanding of the cost of completing research and development activities, working capital, capital expenditure, operating expenditure, average selling price, bills of materials and revenues. There is however uncertainty as to the achievability and timing of the business plan including the planned cost cutting measures.

Additionally, the Company is establishing an At the Market program (ATM) funding which allows the sale of up to $300 million of equity into the market at the time of the Company’s choosing, subject to a percentage of the average daily trading volumes. However, as this funding is just being established there can be no certainty as to the actual funds the Company will raise and the timing thereof. If adequate funding is not secured as and when needed then the Company will need to further defer the Charlotte Microfactory build and Bus program as well as undertake additional steps to reduce costs. There is uncertainty as to the ability of the Company to secure such funding, the timing of doing so and the ability to take appropriate mitigating steps

Arrival had $ 512,614,742 cash and cash equivalents at the end of June 30, 2022. The Board has considered the Group’s cash flow forecasts for the period to August 2023 being the period assessed for going concern purposes together with a severe but plausible downside scenario through to December 2023 reflecting the Group’s early stage of development, production, there being delays to or no funding secured and other uncertainties, as noted above. It has determined that while the company has sufficient cash to meet its immediate needs for the assessed twelve month period and execute a reduced near term business plan, including starting production in 2022 for Van, the Board will need to secure additional capital to execute its full business plan, including the move to hard tooling, the build out of the Charlotte Microfactory, restart of the Bus program and in the longer-term the deployment of additional microfactories and vehicle platforms. Arrival cannot be certain that additional funds will be available to it on favorable terms when required, or at all.

There can be no assurance that Arrival’s estimates related to the costs and timing necessary to complete design and engineering of its Electric Vehicles will prove accurate or that its plans to transition from soft to hard tooling, which is a

Arrival
Notes to the Condensed consolidated interim financial statements
For the period ended June 30, 2022 and years ended 31 December 2021 and 2020 (unaudited)

2. BASIS OF PREPARATION (continued)

key part of the Company’s ability to manage the vehicle build costs to produce at profitable levels, will be achieved in the timelines proposed, and that the required funding to do so will be secured. The tooling required within Arrival’s microfactories may also be more expensive to produce than predicted, or have a shorter lifespan, resulting in additional replacement and maintenance costs, which could have an impact on Arrival’s results of operations and financial condition. Similarly, Arrival may experience higher raw material waste in the composite process than it expects, resulting in higher operating costs and hampering its ability to be profitable.

Notwithstanding the uncertainties noted above, the Board is satisfied that the Group has sufficient funds to continue to be able to realize its assets and discharge its liabilities as they fall due for a period of at least 12 months from the date of approval of the financial statements and therefore it remains appropriate that the financial statements have been prepared on a going concern basis. However, these matters indicate the existence of a material uncertainty related to events or conditions that may cast significant doubt on the group’s and the company’s ability to continue as a going concern and, therefore, that the group and company may be unable to realize their assets and discharge their liabilities in the normal course of business. The financial statements do not include any adjustments that would result from the basis of preparation being inappropriate.

Incorporation and prior period merger

Arrival was incorporated on October 27, 2020 and had no material operations. As a result of the reorganization, it become the parent company of Arrival Luxembourg S.à r.l., the operating company as of March 24, 2021. The transaction with CIIG was accounted for as a reverse merger. In accordance with IFRS 2 guidance on reverse mergers, the unaudited condensed consolidated interim financial statements of the Group presented as of June 30, 2022 are a continuation of those of Arrival Luxembourg S.à r.l. consolidated financial statements which were prepared in accordance with the IFRS as issued by IASB for the immediately preceding financial year ended December 31, 2021 and activity prior to the transaction date is presented, being that of Arrival Luxembourg S.à r.l.. The net assets (predominantly cash & cash equivalents) acquired from CIIG at the transaction date are included only from the date of merger.

Presentation currency

On January 1, 2022 the Group changed its presentational currency from Euro to US dollars in order to provide users of our financial statements with greater transparency of company performance. Given that a significant amount of group transactions are in USD we believe this is more reflective of the economic environment across the group.

In accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, this change in presentational currency was applied retrospectively and accordingly, prior year financial statements have been restated.

Financial information included in the consolidated financial statements for years ended 31 December 2021 and 2020 have been restated in US dollars as follows:

•assets and liabilities in non-US denominated currencies were translated into US dollars at the rate of exchange ruling at the relevant balance sheet date;
•non-US dollar income statements and cash flows were translated into US dollars at average rates of exchange for the relevant period;
•share capital, share premium and all other equity items were translated at the historical rates prevailing on the date of each relevant transaction;
•non-US dollar capital transactions including the listing expenses were translated into US dollars at the historical rates prevailing on the date of each relevant transaction; and
•the cumulative foreign exchange translation reserve has been restated on the basis that the Group has reported in US dollars since incorporation.

Arrival
Notes to the Condensed consolidated interim financial statements
For the period ended June 30, 2022 and years ended 31 December 2021 and 2020 (unaudited)

2. BASIS OF PREPARATION (continued)

In preparing these financial statements, the exchange rates used in respect of the Euro (€) are:

	Closing Rate June 30		Closing rate December 31		Average rate for the period ended June 30		Average rate for the year ended December 31
ISO Code	2022	2021	2021	2020	2022	2021	2021	2020
EUR	1.047414	1.092998	1.131610	1.227100	1.092998	1.202483	1.183269	1.147000

On June 3, 2022, as part of the Extraordinary General Meetings (‘EGM’) held on that day, the shareholders approved the change of currency of the issued share capital of Arrival from Euro (EUR) to United States dollars (USD) by applying the EUR / USD exchange rate published on the website of the European Central Bank on June 2, 2022. The rate used for the conversion is 1.0692.

Significant Accounting Policies

The accounting policies applied in these unaudited condensed consolidated interim financial statements are the same as those applied in the Consolidated financial statements of Arrival as at and for the year ended December 31, 2021, with the exception of the adoption of the new standards that have become effective as from January 1, 2022. The new standards and the amendments to them that become effective as of January 1, 2022, did not have a material impact on Arrival's financials.

3. USE OF JUDGEMENTS AND ESTIMATES

In preparing these unaudited condensed consolidated interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and key sources of estimation uncertainty were the same as those described in the last annual consolidated financial statements for the year ended December 31, 2021 for Arrival Luxembourg S.à r.l. except for:

Going Concern

The Company has refreshed its near term and long term business plans, updating planning assumptions for the latest understanding of the cost of completing research and development activities, working capital, capital expenditure, operating expenditure, average selling price, bills of materials and revenues.

In assessing going concern, the The Board has considered the Group’s cash flow forecasts for the period to August 2023 being the period assessed for going concern purposes together with a severe but plausible downside scenario through to December 2023 reflecting the Group’s early stage of development, production, there being delays to or no funding secured and other uncertainties, as noted above. It has determined that while the company has sufficient cash to meet its immediate needs for the assessed twelve month period and execute a reduced near term business plan, including starting production in 2022 for Van, the Board will need to secure additional capital to execute its full business plan, including the move to hard tooling, the full build out of the Charlotte Microfactory, restart of the Bus program and in the longer-term the deployment of additional microfactories and vehicle platforms. For more information see note 2.

(i) Impairment Assessment

Arrival performs an annual impairment test for its assets or when there is an indication of impairment at the reporting date. The Group performs a quarterly assessment of all impairment indicators for all assets within the scope of IAS 36.

Right of Use Assets

For the six months period ended June 30, 2022, it was identified that the right of use assets of three of our leases needed to be impaired. Further information on the impairment of the leases is included in note 4.

Arrival
Notes to the Condensed consolidated interim financial statements as of and for the three and six months ended June 30, 2022, 2021 and 2020 (unaudited)
3. USE OF JUDGEMENTS AND ESTIMATES (continued)
Intangible Assets and Goodwill

The group also performs a quarterly review of all projects classified as internally developed intangible assets in our Consolidated statement of financial position. Under the requirements of IAS 38, an entity is required to recognize an intangible asset if specified criteria are met.

With the Company's recently announced proposed reorganization of its business in response to the challenging economic environment and as it focuses on its next major milestone (starting production of the Arrival Van in Q3 2022), certain development projects elements have been temporarily paused in order to focus efforts on the vehicle launch for Vans or pending further funding. While the company does intend to complete these projects over time, this pause, as per IAS 36, may indicate that such assets will be assessed on an individual basis and should be assessed separately for impairment rather than on a CGU level. As a result of this, Arrival has considered such projects within the CGU to identify any impacted by the revised business plan and assessed for impairment and recorded an impairment of USD 8,938,226 as of June 30, 2022 related to these assets. For further information please see note 5.

Cash Generating Unit (CGU) Assets
Arrival performs an annual impairment test for its CGU assets or when there is an indication of impairment at the reporting date. During the quarter, the share price reduction of Arrival led to a corresponding decrease in the company's market capitalization and this was deemed by Management to be an indication of impairment. In accordance with IFRS 13 management used a valuation technique based on the quoted market price for the Company’s equity shares to determine best estimate of the fair value less cost to disposal of the Auto CGU. This assessment was performed considering the level 1 input of stock price and market capitalization compared to total CGU assets. As at June 30, 2022 Auto CGU consisted of intangible assets of $473,957,000 and tangible assets of $312,856,000. The market capitalization as at June 30, 2022 was $1,008,415,884. Adjustments were made for cash and debt to provide a comparable analysis, considering corporate assets or liabilities that are not related to the CGU. Based on this evaluation no impairment was considered necessary.

Financial Assets

IFRS 9 requires that a valuation allowance for expected credit losses (“expected loss model”) is recognized for all financial assets measured at amortized cost or at fair value through other comprehensive income. Arrival considers a wide range of information when assessing credit risk and measuring expected credit losses, including past events and current conditions, but also reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument. Based on the instruments expected credit quality, it must be differentiated between the following three conditions.

Stage 1 financial assets are those for which credit quality has not deteriorated significantly since initial recognition or that have a low credit risk.

Stage 2 financial assets are those that have deteriorated significantly in credit quality since initial recognition and whose credit risk is not low.

Stage 3 covers financial assets for which objective evidence of impairment are present at the reporting date.

For all assets within the first category (Stage 1) “12-month expected credit losses” are recognized. For all assets within the second category we recognize “lifetime expected credit losses”. Measurement of the expected credit losses is determined by a probability-weighted estimate of credit losses over the expected life of the financial instrument.

Instruments within the scope of these requirements include loans that were granted to some employees in connection with Arrival`s Restricted Share Plan (RSP). For estimating the expected credit loss for such loans, we have obtained the help of a professional third-party valuation expert for valuation inputs and determining the fair value and the expected credit losses for the RSP loans. As of June 30, 2022, the RSP employee loans were subject to additional expected credit losses charged to finance cost after management adopted revised estimates about expected repayment dates from employees. For further information, please see note 6.

Arrival
Notes to the Condensed consolidated interim financial statements as of and for the three and six months ended June 30, 2022, 2021 and 2020 (unaudited)
3. USE OF JUDGEMENTS AND ESTIMATES (continued)

(ii) Share-based payments

The Company had certain share-based payment plans in effect at the beginning of the year, and during the first half of 2022, the Company has introduced two more share-based payment plans; an RSU agreement and a Long-Term Incentive Plan (LTIP). In determining the periodic compensation expense for these share-based payment programs, certain estimates have to be made. For further information about the newly introduced share-based payment plans, the underlying assumptions used to determine the periodic compensation expense, and the effect of the change in estimates, please see note 17.

Arrival
Notes to the Condensed consolidated interim financial statements as of and for the three and six months ended June 30, 2022, 2021 and 2020 (unaudited)
4. PROPERTY, PLANT AND EQUIPMENT

In thousands of dollars	Land and Buildings	Plant and Equipment	Furniture and fittings	Motor Vehicles	Assets under Construction	TOTAL

Cost	225,252	66,630	8,170	1,108	90,708	391,868
Depreciation	(27,446)	(25,001)	(3,566)	(659)	—	(56,672)
Impairment	(15,843)	(5,537)	(89)	(162)	(709)	(22,340)
Net book value at June 30, 2022	181,963	36,092	4,515	287	89,999	312,856

Cost	207,378	52,822	8,598	1,146	55,128	325,072
Depreciation	(22,013)	(20,728)	(3,183)	(595)	—	(46,519)
Impairment	(3,543)	(2,733)	(210)	(219)	(241)	(6,946)
Net book value at December 31, 2021	181,822	29,361	5,205	332	54,887	271,607

Cost	114,999	31,848	6,984	738	6,310	160,879
Depreciation	(7,912)	(12,636)	(1,713)	(272)	—	(22,533)
Impairment	—	(29)	—	—	—	(29)
Net book value at December 31, 2020	107,087	19,183	5,271	466	6,310	138,317
All prior year comparatives have been translated to US Dollars due to a change in presentational currency. See note 2.

During the period under review, Management has decided to impair certain leases in Russia, the U.S. and in Spain as the Group plans to no longer utilize these lease locations. The total impairment of these leases amounted to USD 13,035,632. In addition, as the Group plans to stop its operations in Russia, an impairment of USD 2,862,462 has been recognized relating to plant and equipment that the Group has in Russia. In addition there was a reversal of impairment for an amount of USD 1,093,152 as assets that have been fully impaired in 2021 relating to Charging CGU, have been move during the period to our new office in Georgia and have been put into use.

During the first half of 2022 the Company entered into new lease agreements in Georgia, England, the U.S., and China. Those additional leases resulted in a corresponding increase of the right-of-use asset by USD 41,659,841 which is reflected in the table above within land and buildings. The foreign exchange impact on leases was a decrease and amounted to USD 15,321,963. Furthermore, the Group has cancelled several leases which resulted in a decrease of the right-of use of asset for an amount of USD 13,996,489.

Additions during the 6 month period ended June 30, 2022, for plant and equipment include acquisition for USD 12,910,000 and reclassification from assets under construction of USD 3,680,752. The total foreign exchange difference for plant and equipment decrease the total amount by USD 3,309,561

During the 6 months period ended June 30, 2022, the Group the additions to the assets under construction amounted to USD 47,350,742. An amount of USD 28,268,000 relates to addition to the plant, machinery and tooling classified under this category as well as leasehold improvements under construction of USD 14,402,000. Additions to the assets under construction include capitalized borrowing costs of an amount USD 3,680,752. Assets that have been put into use which were classified under assets under construction have been reclassified to the appropriate category. More specifically, USD 3,149,189 has been reclassified to plant and equipment and USD 3,615,467 to land and buildings. Foreign exchange differences for the 6 months period ended June 30, 2022 were USD 4,888,441.

Arrival
Notes to the Condensed consolidated interim financial statements
For the period ended June 30, 2022 and years ended 31 December 2021 and 2020 (unaudited)

5. INTANGIBLE ASSETS AND GOODWILL

In thousands of USD	Goodwill	Assets under construction	Patent, trademarks and other rights	Software	TOTAL

Cost	30	522,801	510	24,600	547,941
Amortization	—	—	(162)	(6,600)	(6,762)
Impairment	—	(66,936)	(286)	—	(67,222)
Net book value at June 30, 2022	30	455,865	62	18,000	473,957

Cost	32	473,841	568	10,841	485,282
Amortization	—	—	(169)	(4,464)	(4,633)
Impairment	(2)	(65,648)	(325)	—	(65,975)
Net book value at December 31, 2021	30	408,193	74	6,377	414,674

Cost	35	256,200	573	5,575	262,383
Amortization	—	—	(102)	(2,498)	(2,600)
Impairment	(2)	(49,058)	—	—	(49,060)
Net book value at December 31, 2020	33	207,142	471	3,077	210,723
All prior year comparatives have been translated to US Dollars due to a change in presentational currency. See note 2.

Assets under construction include all costs of projects that are in development phase. The projects under development relate to electric vehicles, electric vehicle components and software. Assets under construction include equipment, tooling and parts that have been acquired during the period and will be used for the development of Arrival's projects. The amount of additions to Assets under construction during the period amounted to USD 88,338,757 (2021: USD 151,764,964) and are net of grants and research and development tax incentives of USD 8,301,721 (2021: USD 16,602,818). Additions to the assets under construction includes capitalized borrowing cost for an amount of USD 7,583,368.

With the company's recently announced proposed reorganization of its business in response to the challenging economic environment as it focuses on its next major milestone – starting production of the Arrival Van in Q3 2022, certain development projects elements within our internally developed intangible assets have been temporarily paused in order to focus efforts on the vehicle launch for Vans or pending further funding. While the company does intend to complete these projects over time, this pause, as per IAS 36, may indicate that such assets should be assessed separately for impairment rather than on a CGU level. Arrival has considered such projects within the CGU to identify any impacted by the revised business plan and assessed for impairment. As a result, the Company has recorded an impairment of USD 8,938,226  as of June 30, 2022. The impairment charge relates to the initial development cost of the Cars project which remains in the Group’s longer term business plans to develop further but for which funding will be needed to progress and having considered the criteria for capitalization of initial development costs under IAS 38 and the likely timelines to secure funding the Company has determined to impair the associated assets in full, there being no future cash flows that can be reasonably attributed to these assets as at June 30, 2022.

Impairments for assets under construction have increase during the period by USD 9,086,718 million due to impairments recognized during the period (see note above). This increase in the impairment account was net-off by the change of foreign exchange differences which amounted to USD 7,799,066 million.

Arrival
Notes to the Condensed consolidated interim financial statements
For the period ended June 30, 2022 and years ended 31 December 2021 and 2020 (unaudited)

6. TRADE AND OTHER RECEIVABLES

A.Non-Current trade and other receivables

In thousands of dollars	June 30, 2022	31 December, 2021	December 31, 2020
Loans receivable	17,801	21,613	2,259
Call deposit	4,457	4,584	1,984
Cash Guarantees and deposits	11,344	14,663	8,992
Other	45	56	—
Total	33,647	40,916	13,235
All prior year comparatives have been translated to US Dollars due to a change in presentational currency. See note 2.

Non - current trade and other receivables are composed of financial assets classified at amortized cost. The Group classifies its financial asset at amortized cost if both of the following criteria are met:

•The assets are held within a business model whose objective is to collect the contractual cash flows and
•The contractual terms give rise to cash flows that are solely the payments of principal and interest

(i) Loans receivable

On September 30, 2021, the Group signed new loan agreements in order to refinance RSP loans that were expiring in October 2021. Due to the refinancing, IFRS 9 required de-recognition of the carrying amounts of the loans re-financed and recognition of the new loans granted. Certain Loans were re-financed on April 8, 2022, resulting in de-recognition of the old loans and recognition of the new loans granted. As of December 31, 2021, management decided to extend the terms of the loans maturing in October 2022 to October 10, 2027 and was then approved by the Board of Directors on April 8, 2022. Accordingly, management has reassessed the expected redemption date for all loans and based on the updated redemption dates the BSMOPM yields a fair value of the loans maturing in October 2027 of USD 20,582,787 and a fair value for the loans maturing on October 10, 2030, of USD 2,347,153. The difference between the carrying amount of the loans expected to mature in 2027 and the fair value of these loans has been recorded as impairment of RSP for USD 13,117,000 loans as of December 31, 2021.

Subsequent to the re-financing on April 8,2022, a net loss on refinancing of RSP loans of USD 2,459,862 was included in finance costs for the period ended June 30, 2022.

Correspondingly, certain impairments recognized in first quarter of 2022 were reversed in the second quarter of 2022, with a net impairment loss of USD 1,076,896 being recognized in finance cost for the six months period ended June 30,2022. This impairment loss reflects management's re-assessment of the recoverability of the loans.

The loss on refinancing of RSP Loans and the impairments or impairment reversals of RSP loans are disclosed in note 16, Finance Income and Costs.

During the reporting period, the company reassessed the timing of cash flows of the RSP loans. It is now estimated that the loans will be paid back as per the timelines presented in the table below. Management has reassess the expected repayment of the loans given the extension that has been granted as well as the current market conditions. As of December 31, 2021 it was estimated that the loans were going to be repaid as follows: 20% in 2023, 20% in 2024, 30% in 2025 and 30% in 2026.

Arrival
Notes to the Condensed consolidated interim financial statements
For the period ended June 30, 2022 and years ended 31 December 2021 and 2020 (unaudited)

A.Non-Current trade and other receivables (continued)

Year of Projected Payback	% Payback Estimate Loans Maturing 2027	% Payback Estimate Loans Maturing 2030
2022	—	—
2023	—	—
2024	—	—
2025	20%	10%
2026	20%	10%
2027	60%	20%
2028	—	20%
2029	—	20%
2030	—	20%

(ii) Call deposits

Call deposits are comprised of deposits the Group have made for facilities in the US for which the Group does not have the right to withdraw the money. Call deposits are maintained and renewed as needed in order to comply with the terms of certain lease agreements.

(iii) Cash guarantees and deposits

Cash guarantees and deposits are amounts that some companies of the Group have deposited in escrow accounts in order to obtain a lease and/or to obtain services provided by third parties. The cash guarantees match each lease duration. The leases expire between 2 to 15 years.

B. Current trade and other receivables

In thousands of USD	June 30, 2022	December 31, 2021	December 31, 2020
R&D tax credits	22,892	14,847	26,135
VAT receivable	17,981	13,772	6,455
Other tax receivables	12,307	13,807	—
Call deposit	—	—	524
Deferred charges	7,384	1,116	53
Loans receivable	—	143	29,344
Impairment of other receivables	(151)	(42)	(7)
Other receivables	1,055	1,669	600
Total	61,468	45,312	63,104
All prior year comparatives have been translated to US Dollars due to a change in presentational currency. See note 2.

Research and Development (R&D) Tax Credits are credits that our UK companies have claimed based on the R&D incentive program of the UK government. The Research and Development Expenditure Credit ("RDEC") incentive program credits are recognized in intangible assets and as a credit in the statements of profit or loss against non-capitalized program expenses. Small and Medium Enterprise Research and Development ("SME R&D") relief is credited to tax expense in the consolidated statement of profit or loss Loans receivable comprises short term loans to employees including mobility incentive scheme of cycling to work. R&D Tax Credits are credits that our UK companies have claimed based on the R&D incentive program of the UK government.

Arrival
Notes to the Condensed consolidated interim financial statements
For the period ended June 30, 2022 and years ended 31 December 2021 and 2020 (unaudited)

7. INVENTORY

In thousands of USD	June 30, 2022	December 31, 2021	December 31, 2020
Raw materials, consumables and others	44,671	24,642	14,504
Inventory write-downs	(13,979)	(1,665)	—
Inventory	30,692	22,977	14,504

Charges to the statement of profit or (loss)	13,979	1,665	—
Inventory write-downs - closing balance	13,979	1,665	—
All prior year comparatives have been translated to US Dollars due to a change in presentational currency. See note 2.

Inventory write-downs consist primarily of aged batteries cells that are no longer suitable for production use and no longer have a viable alternative use case.

Arrival
Notes to the Condensed consolidated interim financial statements
For the period ended June 30, 2022 and years ended 31 December 2021 and 2020 (unaudited)

8. CAPITAL AND RESERVES

Share capital and share premium
On June 3, 2022, during the Extraordinary General Meeting of Arrival, the following was resolved to abolish the nominal value of all shares issued by the Company, so that the value of each share will forthwith be its accounting par value and the issued capital will be changed from Euro to USD by applying the EUR/USD exchange rate published on the website of the European Central Bank on June 2, 2022 (the "Exchange Rate"). The rate used for the conversion is 1.0692. Existing issued capital amounting to EUR 65,766,108 is converted into its equivalent amount in USD 70,317,122 per the exchange of USD.

9. LOANS AND BORROWINGS

In thousands of USD	June 30, 2022	December 31, 2021	December 31, 2020
Non-current loans and borrowings
Lease liability	181,804	173,904	107,870
Convertible notes	169,243	159,021	—
Embedded derivatives	13,500	118,600	—
Total non-current loans and borrowings	364,547	451,525	107,870

Current loans and borrowings
Current portion of lease liabilities	16,281	13,076	5,221
Accrued interest on convertible notes	933	1,182	—
Other	7	—	—
Total current loans and borrowings	17,221	14,258	5,221
All prior year comparatives have been translated to US Dollars due to a change in presentational currency. See note 2.

Arrival
Notes to the Condensed consolidated interim financial statements
For the period ended June 30, 2022 and years ended 31 December 2021 and 2020 (unaudited)
9. LOANS AND BORROWINGS (continued)

The following table shows the change of the lease liability over the last six months ended June 30, 2022, and the additional lease liabilities that arose from new and modified leases during the period:

In thousands of USD	Currency	Weighted average of incremental borrowing rate	Carrying amount
January 1, 2022			186,980
New leases
Office in Georgia	USD	9.80%	1,022
Warehouse/R&D facility in Georgia	USD	9.40%	322
Battery Module facility in England	GBP	5.40%	12,845
Office in China	CNY	5.40%	96
Composite/logistic and Van assembly in the USA	USD	5.50%	27,375
Modification of leases
Office in RUS	RUB	9.20%	(99)
Office, warehouse and factory in Lithuania	EUR	6.20%	380
Office in Germany	EUR	4.00%	613
Office in Israel	ILS	6.20%	(773)
Repayments	Multi-currency		(10,521)
Interest on leases			6,312
Cancellation of leases			(10,734)
Foreign exchange impact	Multi-currency		(15,733)
June 30, 2022			198,085

Arrival
Notes to the Condensed consolidated interim financial statements
For the period ended June 30, 2022 and years ended 31 December 2021 and 2020 (unaudited)
9. LOANS AND BORROWINGS (continued)

The following table shows the carrying amount of the lease liabilities and the convertible notes and their expected future cash outflows split based on their maturities.

In thousands of USD	Carrying amount	Total	Within one year	Between 1 and 5 years	More than 5 years
June 30, 2022
Leases	198,085	268,582	25,499	93,736	149,347
Convertible notes	170,176	370,400	11,200	359,200	—
December 31, 2021
Leases	186,980	259,883	24,074	89,284	146,525
Convertible notes	160,203	376,248	11,448	364,800	—
December 31, 2020
Leases	113,091	166,389	12,137	52,649	101,603
All prior year comparatives have been translated to US Dollars due to a change in presentational currency. See note 2.

The Group leases office buildings and industrial buildings used for the development and production of our products. Depending on the type of lease and the location, the lease durations vary from 1 to 15 years.

Where practical, the Group seeks to have an option to extend and/or to renew the lease. This option is exercisable only by the Group. The Group assess at the lease commencement date whether it is reasonably certain to exercise the extension option. For the leases that it is estimated that the option will be exercised, the extended lease maturity date has been factored-in when discounting the lease liability. The lease commitments shown in the above table also include the amounts that the Group will have to pay related to these leases.

10. WARRANTS

During the reporting period no warrants were newly issued or redeemed. The movement of the warrants during the period was as follows:

In thousands of USD	Number of Warrants	Value (USD thousand)
January 1, 2021
Warrants issued by Arrival	20,112,493	208,586
Change in fair value	—	(122,299)
Warrants exercised	(17,009,291)	(82,669)
Warrants redeemed	(711,536)	(7)
December 31, 2021	2,391,666	3,611
Change in fair value	—	(3,277)
June 30, 2022	2,391,666	334
All prior year comparatives have been translated to US Dollars due to a change in presentational currency. See note 2.

During the first half of 2022 no additional warrants were issued, exercised, or redeemed. The fair value of the outstanding warrants decreased from USD 3,611,417 as of December 31, 2021, by USD 3,276,584 to USD 334,000 as of June 30, 2022.

Arrival
Notes to the Condensed consolidated interim financial statements
For the period ended June 30, 2022 and years ended 31 December 2021 and 2020 (unaudited)
11. FINANCIAL INSTRUMENTS – FAIR VALUES

The following table shows the carrying amounts, and if applicable, the fair values and measurement categories of the Group’s financial instruments within the scope of IFRS 7. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In thousands of USD	Measurement category	Carrying amount	Fair value[1,2]	Level in the fair value hierarchy
June 30, 2022
Trade and other receivables[1]	AC	77,314	—	—
Loans to employees	AC	17,801	20,441	3
Cash and cash equivalents[1]	AC	512,615	—	1
Total financial assets		607,730
Trade and other payables[1]	AC	67,337	—	—
Lease liabilities[2]	AC	198,085	—	—
Convertible notes	AC	170,176	110,340	3
Embedded derivative	FVTPL	13,500	13,500	3
Warrants	FVTPL	334	334	3
Total financial liabilities		449,432

Aggregated according to measurement categories:
Financial assets measured at amortized cost (AC)	AC	607,730	—	1/3
Financial assets measured at fair value through profit or loss (FVTPL)	FVTPL	—	—	—
Financial liabilities measured at amortized cost (AC)	AC	435,597	—	3
Financial liabilities measured at fair value through profit or loss (FVTPL)	FVTPL	13,835	13,835	3

Arrival
Notes to the Condensed consolidated interim financial statements
For the period ended June 30, 2022 and years ended 31 December 2021 and 2020 (unaudited)

11. FINANCIAL INSTRUMENTS - FAIR VALUES (continued)

In thousands of USD	Measurement category	Carrying amount	Fair value1,2	Level in the fair value hierarchy
December 31, 2021
Trade and other receivables1	AC	64,615	—	-
Employee loans	AC	21,613	22,930	3
Cash and cash equivalents1	AC	900,606	—	1
Total financial assets		986,834	—
Trade and other payables1	AC	66,970	—	-
Lease liabilities2	AC	186,980	—	-
Convertible notes	AC	160,203	174,616	3
Embedded derivative	FVTPL	118,600	118,601	3
Warrants	FVTPL	3,611	3,611	3
Total financial liabilities		536,364	—

Aggregated according to measurement categories:
Financial assets measured at amortized cost (AC)	AC	986,832	—	1/3
Financial assets measured at fair value through profit or loss (FVTPL)	FVTPL	—	—	—
Financial liabilities measured at amortized cost (AC)	AC	414,152	—	3
Financial liabilities measured at fair value through profit or loss (FVTPL)	FVTPL	122,212	122,212	—

In thousands of USD	Measurement category	Carrying amount	Fair value1,2	Level in the fair value hierarchy
December 31, 2020
Trade and other receivables1	AC	44,735	—	-
RSP loans	AC	36,811	37,096	3
Cash and cash equivalents1	AC	82,314	—	1
Total financial assets		163,860	37,096
Trade and other payables1	AC	41,924	—	-
Lease liabilities2	AC	113,091	—	-
Total financial liabilities		155,015	—

Aggregated according to categories in IFRS 9:
Financial assets measured at amortized cost (AC)	AC	163,860	37,096	1/3
Financial assets measured at fair value through profit or loss (FVTPL)	FVTPL	—	—	-
Financial liabilities measured at amortized cost (AC)	AC	155,015	—	3
Financial liabilities measured at fair value through profit or loss (FVTPL)	FVTPL	—	—	-
[1]The simplification option under IFRS 7.29(a) was used for disclosures of certain fair values where the carrying amount is a reasonable approximation of the instruments fair value.
[2]Measurements within the scope of IFRS 16 are exempted from the requirements of IFRS 13 (IFRS 13.6(b))
All prior year comparatives have been translated to US Dollars due to a change in presentational currency. See note 2.

Arrival
Notes to the Condensed consolidated interim financial statements
For the period ended June 30, 2022 and years ended 31 December 2021 and 2020 (unaudited)

12. INCOME TAXES

Income tax expense is recognized at an amount determined by multiplying the profit/(loss) before tax for the interim reporting period by the Company’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the interim financial statements may differ from the Company’s estimate of the effective tax rate ("ETR") for the annual financial statements. The Group’s consolidated effective tax rate in respect of continuing operations for the six months ended June 30, 2022 was (4.33)% (2021: (0.62)%). The decrease in the ETR between the period ended June 30, 2022 and June 30, 2021 is mainly attributed to a reduction in the amount of losses incurred before tax and a decrease in expenses which are considered not deductible for tax purposes, including listing expenses and Fair Value of the warrants as a result of the CIIG merger.

13. TRADE AND OTHER PAYABLES

In thousands of USD	June 30, 2022	December 31, 2021	December 31, 2020
Current liabilities
Trade payables	41,531	41,238	11,221
Wages, Salaries, Bonus & Payroll Charges	7,723	9,332	19,480
Accrued expenses	15,068	15,599	10,817
Other payables	3,015	801	407
	67,337	66,970	41,925
All prior year comparatives have been translated to US Dollars due to a change in presentational currency. See note 2.

Other payables includes Income Tax and National Insurance contributions for employees. Accruals primarily relate to goods and services received but yet to receive invoice.

Arrival
Notes to the Condensed consolidated interim financial statements
For the period ended June 30, 2022 and years ended 31 December 2021 and 2020 (unaudited)
14. LOSS PER SHARE
The calculation of basic loss per share has been based on the following losses attributable to ordinary shareholders and weighted number of shares outstanding:

i.    (Loss) attributable to ordinary shareholders from continuing operations:

	Six months ended June 30,
In thousands of USD	2022	2021
(Loss) for the period, attributable to the owners of the Company (basic)	(99,950)	(1,207,256)

	Six months ended June 30,
In thousands of shares	2022	2021
Ordinary shares as at January 1	633,289	466,762
Conversion of preferred A shares into ordinary shares	—	41,944
Issue of shares to CIIG shareholders	—	39,557
Issue of shares for exercise of warrants	—	292
Exercise of options by SOP participants	2	—
Shares repurchased from RSP participants	(98)	(4)
Shares granted to RSU scheme’s participants	782	—
Weighted-average number of Ordinary shares as at the end of the period	633,975	548,551
All prior year comparatives have been translated to US Dollars due to a change in presentational currency. See note 2.

Arrival
Notes to the Condensed consolidated interim financial statements
For the period ended June 30, 2022 and years ended 31 December 2021 and 2020 (unaudited)
15. LISTING EXPENSE

On November 18, 2020 the Business Combination Agreement (or Merger Agreement) was executed between CIIG and Arrival. As a result of the completion of the business combination, the shareholders of CIIG exchanged their shares in CIIG for shares in Arrival on March 24, 2021. Additionally, warrants issued by CIIG to its shareholders were cancelled and re-issued by Arrival. As a result of this arrangement, CIIG was merged with Arrival with Arrival being the listed entity. CIIG pre-acquisition by Arrival did not have any operations and did not meet the definition of Business and hence the transaction was accounted an equity transaction in accordance with IFRS 2 “Share based Payments”.

In accordance with the guidance provided by the IFRS Interpretations Committee in March 2013, management identified the difference between the fair value of the shares deemed to have been issued by Arrival and the fair value of the identifiable net assets of CIIG and warrants transferred have been recorded as a Listing expense as a part of the Operating expenses in the Consolidated statement of profit or (loss).

The fair value of the issued shares was determined by multiplying the share price as of the date of the transaction with the shares issued. The warrants issued consisted of private and public warrants. The fair value of the public warrants were determined on the opening quoted price subsequent to the listing. The fair value of the private warrants was determined using a Black Scholes model.

The table below sets out the listing expense incurred in the six months to June 30, 2021.

Six months ended
In thousands of USD	June 30, 2021
Listing expenses
Reverse merger impact in the consolidated statement of profit or (loss) due to IFRS 2 accounting treatment
Fair value of shares issued	1,591,090
Fair Value of Warrants transferred	208,586
Total value of consideration	1,799,676
Less
Fair Value of net asset received	(631,161)
Total reverse merger impact in the consolidated statement of profit or (loss) due to IFRS 2 accounting treatment	1,168,515
Other expenses directly linked to the listing expense**	19,820
Total listing expense	1,188,335
**Additionally, the company had incurred additional costs of USD 19,820,009 in relation to the SPAC transaction and reverse merger which has been presented as a part of the Listing expense. All prior year comparatives have been translated to US Dollars due to a change in presentational currency. See note 2.

Arrival
Notes to the Condensed consolidated interim financial statements
For the period ended June 30, 2022 and years ended 31 December 2021 and 2020 (unaudited)
16. FINANCIAL INCOME/EXPENSE

		6 months ended
In thousands of USD	Note	30 June 2022	30 June 2021
Finance income
Change in fair value of warrants		3,277	97,021
Change in fair value of embedded derivatives		104,931	—
Interest receivable on RSP loans calculated using effective interest rate		1,526	7,252
Other interest		775	172
Reversal of difference between fair value and nominal value of loans repaid		295	1,742
Foreign exchange differences		26,491	—
Other finance income		94	1
Total finance income		137,389	106,188

Finance cost
Bank charges		(212)	(197)
Interest on convertible notes		(4,558)	—
Other interest payable		(40)	(181)
Interest on leases		(6,312)	(4,390)
Foreign exchange differences		—	(9,630)
Loss on refinancing of RSP loans		(2,460)	—
Impairment of financial assets		(1,077)	—
Other		—	—
Total finance cost		(14,659)	(14,398)
All prior year comparatives have been translated to US Dollars due to a change in presentational currency. See note 2.

Change in the fair value of embedded derivative represents the movement in fair value of the embedded derivative during the period. The significant decrease in the value of the embedded derivative is mainly driven by the decrease in the share price of Arrival, the increase in volatility as well as the increase in risk free rate.

In addition, the Group has recognized significant foreign exchange gains for the six months period ended June 30, 2022 as the Group benefited from the strengthening of the USD compared to other currencies. The Group maintains the majority of it cash in USD.

Arrival
Notes to the Condensed consolidated interim financial statements
For the period ended June 30, 2022 and years ended 31 December 2021 and 2020 (unaudited)

17. SHARE BASED PAYMENTS

During the first half of 2022, Arrival introduced two new share-based payment plans as part of its Incentive Compensation Plan (ICP) program, (A) a Restrictive Stock Units (RSU) and Performance Stock Units (PSUs) Plan and (B) a Long-Term Incentive Plan (LTIP) which includes 3 different types of share-based compensation (i) Performance Stock Units (ii) Restrictive Stock Units (RSU) plan and (iii) Stock Option Plan (SOP)s; details of which are described as follows:

(A) Restrictive Stock Units (RSUs) and Performance Stock Units (PSUs)

RSU and PSUs were introduced on January 10, 2022 for all employees who joined the company on or before August 31, 2021. The number of RSUs granted to each employee is based on the job level and tenure at Arrival. The respective employees obtain the right to receive Arrival common stock when certain vesting conditions are met. If an employee leaves prior to the vesting conditions being met, the RSUs will be forfeited. This program is accounted for as an equity-settled share-based payment transaction. The total number of RSU and PSUs granted were 1,730,013 and 1,730,909 respectively and the total fair value of the awards as of the grant date amounted to USD 13,912,906.

The vesting conditions are based on the satisfaction of service conditions and other non-market performance conditions:

•time-based vesting condition where 50% of the RSUs vest at a specific point of time
•performance-based vesting conditions

◦25% of the RSUs vest based on achievement of a production rate milestone when the board determines that a microfactory is fully operational, met the confirmed vehicle output, and when the Participant has provided its services until the respective milestone achievement date.

◦25% vest based on achievement of a contribution milestone determined by the Board the total contribution of any one microfactory was greater than or equal to the contribution target, and when the participant has provided services until the respective Milestone achievement date. Based on the current stipulations,

▪50% of the contribution milestone are met once a microfactory generates a gross margin of at least USD 80 million
▪100% of this milestone are met once the gross margin equals or exceeds USD 100 million
▪125% of this milestone are met once a microfactory reports a gross profit of at least USD 120 million.

The period over which the RSU expense is spread in the consolidated statement of profit or (loss) is based on the achievement of the production rate milestone and the contribution milestone. An increase/(decrease) in the estimated number of awards expected to vest would result in an increase (decrease) of total compensation expense dependable on (i) achievement of the milestones and (ii) employee turnover rate which are based on management's best estimates relying on the below assumptions.

The key assumptions for this program as of June 30, 2022 are summarized below:
•The grant date is January 24, 2022 based on the date that management signed and dated on the RSU agreements and the fair value of the RSUs is USD 4.02, which is Arrival`s closing share price on this date.
•The vesting period and the expense recognition starts on January 10, 2022 (at the service commencement date when an explanatory letter was sent to employees explaining when the share-based program would be issued)
•The time vesting condition vests automatically once an individual employee has completed 12 months of service
•The end of the vesting period is different per each tranche of the award, as the performance conditions are expected to be met at different points in time
•Based on the current business plan it is expected that the production rate milestone will be fulfilled in April 2024, and the contribution milestone will be met in November 2024
•The expected annual employee turnover rate is 17%.

Arrival
Notes to the Condensed consolidated interim financial statements
For the period ended June 30, 2022 and years ended 31 December 2021 and 2020 (unaudited)
17. SHARE BASED PAYMENTS (continued)

(B) Long-Term Incentive Plan (LTIP)

LTIP awards was introduced on May 9, 2022 (the "grant date") and are subjected to the terms, definitions, and provisions of the Company’s 2021 incentive compensation plan (ICP). The LTIP program comprises of three different types of share-based compensation (i) Performance Stock Units (PSUs) (ii) Restricted Stock Units (RSUs) and (iii) Stock Options which are awarded based on job level and are tied to employment. The underlying instrument of the RSU and PSU awards and the stock options are Arrival common stock which are traded on the NASDAQ under stock symbol ARVL.

The PSUs are granted annually, and the RSUs and the Stock Options are granted quarterly. The options vest as to 25% on the first anniversary of the grant date and thereafter 25% on every subsequent anniversary, until all options are fully vested, i.e. the options vest equally over a four year period. The RSUs and PSUs are accounted for as an equity-settled share-based payment transaction. The fair value of the RSUs and PSUs are based on Arrival`s closing share price on the grant date.

(i) LTIP - Restrictive Stock Units (LTIP RSUs)

The RSUs are granted quarterly to the employees and vest in equal installments over a three-year period. i.e. 33.33% vest after the first anniversary of the grant date, 33.33% vest after two years, and the remaining 33.33% vest three years after the grant date. The requirement for the RSUs to vest is that the employee remains employed within the Arrival Group until the vesting date. The first vesting of the RSUs will occur on May 9, 2023, one year after the commencement date.

The total number of LTIP RSUs granted were to 13,347,757 having a fair value as of grant date of USD 22,936,786.

(ii) LTIP - Performance Stock Units (LTIP PSUs)

The PSUs grant the employee the right to receive Arrival common stock when the vesting conditions are met i.e. a performance target is reached. The vesting conditions are based on the satisfaction of two different performance conditions as follows:

(a) production rate milestone - 50% of the PSUs vest when the Board determines that a microfactory has been fully operational and met the confirmed vehicle output. The quantity of the vehicle output determines the quantity of the awards granted:
•with a minimum achievement criteria equal to 8,000 vans per year, 50% of the PSU awards that have been granted for the production rate milestone vest, which is equal to 25% of all PSU awards.
•with vehicle output equal to 10,000 vans per year, the predefined target is considered to be met to 100% and all PSU awards that have been granted for the production rate milestone will vest. This would be equal to 50% of the total PSU awards granted.
•with vehicle output equal to 12,000 vans per year, the target is considered to be exceeded and 125% of the PSU awards that have been granted for the production rate milestone will vest. This would be equal to 62.5% of the total PSU awards granted.

(b) contribution milestone vest based upon achievement of a “contribution milestone” determined by the Board where the total contribution of any one microfactory was greater than or equal to the contribution target which is based on the sales price received in cleared funds, the bill of material for the vehicles produced and the resulting level of gross profit. The contribution milestone vest in stages once a certain gross profit margin has been achieved by a microfactory. Based on the current stipulations,

▪50% of the contribution milestone are met once a microfactory generates a gross margin of at least USD 80 million
▪100% of this milestone are met once the gross margin equals or exceeds USD 100 million
▪125% of this milestone are met once a microfactory reports a gross profit of at least USD 120 million.

The total number of LTIPs PSUs granted amounted to 37,365,637 having a fair value as of grant date of USD 64,209,111.

Arrival
Notes to the Condensed consolidated interim financial statements
For the period ended June 30, 2022 and years ended 31 December 2021 and 2020 (unaudited)
17. SHARE BASED PAYMENTS (continued)

(iii) LTIP - Stock Options Plan (SOPs)

The fair value of the stock options has been determined using the Black-Scholes-Merton Option Pricing Model (BSMOPM). The options have been granted in three different tranches which have slightly different terms. The Management Options and the Employee Options are subject to time-based vesting conditions (i.e., service conditions). 25% of the options shall vest on the first anniversary of the contractual grant date; and thereafter 25% of the options shall vest on every subsequent anniversary, until fully-vested. The Company granted 10,879,959 SOPs having a fair value as of grant date of USD 10,162,424.

During the six months ending June 30, 2022, the total cost for the forementioned new programs that were implemented in 2022 amounted to USD 12,121,929. Of that amount a total share-based payment expense of USD 9,136,291 has been recognized in the P&L and the remainder of USD 2,985,638 has been capitalized on the balance sheet.

The total number of outstanding awards as of June 30, 2022 for all the forementioned new programs was 60,791,472.

The following table sets out the model inputs used in the BSMOPM for determining the fair value of the options that were granted in 2022:

	Management Options	Employee Options	Topup Options
Grant date	May 20, 2022	May 16, 2022	May 22, 2022	The grant date is based on the volume-weighted average date on which each employee signed their option agreement.
Share price at grant date	$1.8280	$1.7315	$1.7335	This is based on the volume-weighted average opening share price on each date the employee signed their option agreement.
Exercise price	$1.90	$1.90	$1.90	The exercise price is the same for all three batches.
Expected term	5.47 - 6.97 years	0.98 - 3.98 years	0.96 years	The expected term is based on theoretical considerations and typical market practice taking into account the contractual exercise period and the expected exercise behavior of the recipients.
Number of options	1,046,956	9,574,913	258,090	Reflects the total number of options that were granted to the participants.
Risk-free rate	2.84% - 2.89%	2.05% - 2.76%	2.05%	Based on the market yield on zero-coupon US treasury bonds with a maturity commensurate to the expected term.
Dividend yield	—%	—%	—%	It is expected that no dividends are paid out during the expected terms to exercise.
Volatility	98.90%	85.40% - 111.60%	85.40%	Estimate based on the historical volatility of Arrival and a range of comparators over a period commensurate to the expected term.

The following table displays the sensitivity of the stock options fair value to a change in the expected term:

Arrival
Notes to the Condensed consolidated interim financial statements
For the period ended June 30, 2022 and years ended 31 December 2021 and 2020 (unaudited)
17. SHARE BASED PAYMENTS (continued)

Sensitivity of total fair value to expected term
In thousands USD
Expected term	Management Options	Employee Options	Topup Options
Base case -0.5 years	1,485	11,284	235
Base case -0.25 years	1,505	11,495	248
Base case	1,524	11,967	253
Base case +0.25 years	1,541	12,069	258
Base case +0.5 years	1,558	12,264	262

The following table displays the sensitivity of the stock options to a change in the expected share price volatility:

Sensitivity of total fair value to expected volatility
In thousands USD
Expected volatility	Management Options	Employee Options	Topup Options
Base case -20%	2	10,307	209
Base case -10%	1,435	11,179	231
Base case	1,524	11,967	253
Base case +10%	1,600	12,671	273
Base case +20%	1,665	13,293	292

For the LTIP program, the employee turnover rate is estimated to be 17% and the performance conditions are expected to be met in April 2024 (production milestone) and November 2024 (contribution milestone). The expectations regarding the employee turnover rate and the milestone achievement dates are subject to quarterly revision and can naturally change as time passes. A change in any of such assumptions as well as a change in any of the inputs used in the BSMOPM would result in a change of the periodic compensation expense.

(C). Stock Option Plans 2020 (SOPs 2020)

For the SOP 2020 program that was implemented in 2020 a total expense of USD 1,469,467 has been recognized in the first half of 2022. For the expense calculation it is assumed that the annual employee turnover rate equals 17%, that the profitability milestone is achieved in November 2024, and that the production milestone is achieved in April 2024.

There has been a revision in production milestone in the second quarter of 2022 from October 31, 2023 to April 30, 2024. This change in estimate resulted in a reduced expense recognition as a result of the total compensation expense is now spread out over a longer period. The impact of the change in the period amounted to USD 1,246,249. The total number of outstanding SOPs 2020 awards as of June 30, 2022 was 13,128,512.

18. RELATED PARTY TRANSACTIONS

The Group’s related parties include its ultimate parent company Kinetik, key management personnel and any subsidiaries or entities under the significant influence of Kinetik. Transactions between Group entities which have been eliminated on consolidation are not disclosed.

Arrival
Notes to the condensed consolidated interim financial statements
For the period ended June 30, 2022 and years ended 31 December 2021 and 2020 (unaudited)

18. RELATED PARTY TRANSACTIONS (continued)
The following transactions were carried out with related parties:

In thousands USD	Transactions for the period		Balance as at
	Six months ended June 30,		June 30, 2022	December 31, 2021	December 31, 2020
Related party	2022	2021
Hyundai Kia	—	—	—	283	—
Hyundai Mobis	1,125	254	(351)	—	—
Hyundai Motor Company	—	(534)	—	—	—
All prior year comparatives have been translated to US Dollars due to a change in presentational currency. See note 2.

The related party transactions relate mainly to acquisition of materials and services.

Key management personnel compensation during the six months ended June 30, 2022 was USD 1,694,915 and it represents the remunerations and benefits 5 key employees of the Group received during the period. Compensation was comprised of wages and salaries, social contributions and other benefits.

In addition the Key management personnel has received a total number of new awards (RSUs and LTIPs see note 17) of 3,165,049 having a fair value USD 5,529,178. The expense charged statement of profit or (loss) and other comprehensive income/(loss) in regards to this Scheme amounted to USD 845,518. An expense of USD 332,294 was also charged during the period in the statement of profit or (loss) and other comprehensive income/(loss) which relates to SOP schemes granted in 2020. Furthermore, an amount of USD 656,447 has been paid to 5 non-executive Directors during the six months period ended June 30, 2022. During the period an amount of USD 144,896 has been charged to the statement of profit or (loss) and other comprehensive income/(loss) in regards to RSUs that have been granted to the non-executive Directors.

Arrival
Notes to the Condensed consolidated interim financial statements
For the period ended June 30, 2022 and years ended 31 December 2021 and 2020 (unaudited)

19. Claims and Litigations

From time to time, Arrival may become involved in additional legal proceedings arising in the ordinary course of its business.

On December 22, 2021, plaintiffs Bruce Schmutter and Dean Samet, purported Arrival stockholders, filed a putative class action complaint against Arrival, Denis Sverdlov, Tim Holbrow, Michael Ableson, and Avinash Rugoobur in the U.S. District Court for the Southern District of New York captioned Schmutter, et al. v. Arrival S.A., et al. (1:21-11016-NRB). Plaintiffs asserted claims on behalf of all persons and entities that purchased or otherwise acquired Arrival common stock between November 18, 2020 and November 19, 2021 under Section 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaint alleged that defendants made false and/or misleading statements or omissions concerning Arrival’s operations, financial performance, and future growth prospects and profitability. On March 7, 2022, plaintiffs filed a notice of voluntary dismissal of the Schmutter action.

On January 12, 2022, plaintiff Miguel Sanchez filed a putative class action complaint against Arrival, Denis Sverdlov, Tim Holbrow, Michael Ableson, and Avinash Rugoobur in the United States District Court for the Eastern District of New York captioned Sanchez v. Arrival S.A., et al. (1:22-cv-00172) asserting substantially the same claims and allegations as those asserted in the Schmutter complaint. On February 22, 2022, and February 23, 2022,a number of purported Arrival shareholders filed motions for appointment as lead plaintiff in the Sanchez action. On April 15, 2022, the court appointed Mostaco Corp. as lead plaintiff in that action.

On April 8, 2022, another purported Arrival shareholder, Alexandre Lioubinine, filed a putative class action complaint in the Supreme Court of the State of New York captioned Lioubinine v. Arrival, et. al. (651783/2022). The complaint asserts claims against Arrival and certain of its current and former executives and members of the board of directors under Sections 11, 12(a)(2), and 15 of the Securities Act of 1933. The complaint alleges that Arrival’s Registration Statement on Form F-4 filed with the SEC on December 15, 2020, as amended on January 21, February 16, and February 25, 2021, and declared effective on February 26, 2021 (the “Registration Statement”) contained material misstatements and omissions concerning the Company’s operations, financial performance, and future growth prospects and profitability. Lioubinine purports to assert his claims on behalf of all persons and entities who purchased or otherwise acquired Arrival ordinary shares pursuant or traceable to the Registration Statement.

As the cases are still in their early stages, it is not possible to determine the likelihood of success on the merits or any potential liability. Arrival intends to vigorously defend the actions.

Arrival
Notes to the Condensed consolidated interim financial statements
For the period ended June 30, 2022 and years ended December 31 2021 and 2020 (unaudited)

20. SUBSEQUENT EVENTS

On July 12, 2022, Arrival has proposed plans that include a realignment of the organization that would enable it to deliver business priorities until late 2023 primarily utilizing the USD 512,614,742 cash and cash equivalents. Arrival’s proposal includes a targeted 30% reduction in spend across the organization and anticipates that it could potentially impact up to 30% of employees globally.

Due to geopolitical considerations and the uncertain nature, magnitude and duration of Russia’s war in Ukraine and actions taken by Western and other states and multinational organizations in response thereto, Arrival has taken the decision to close our Russia location and on August 8, 2022, Arrival completed the sale of the subsidiary, Arrival RUS, LLC. This sale did not have a material impact on the consolidated results of the company.